UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A
                              (Amendment No. 1)*



                   INFORMATION TO BE INCLUDED IN STATEMENTS
                   FILED PURSUANT TO 13d-1(a) AND AMENDMENTS
                      THERETO FILED PURSUANT TO 13d-2(a)

                              EMERSON RADIO CORP.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   291087203
-------------------------------------------------------------------------------
                                (CUSIP Number)

                            Ruby Lee Yen Kee, Esq.
                           Managing Director, Legal
                          The Grande Holdings Limited
                           146 Robinson Road #01-01
                               Singapore 068909
                               011-65-6221-0010
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 7, 2006
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                        (Continued on following pages)

-------------------------------------------------------------------------------
           291087203             SCHEDULE 13D
CUSIP No.:

-------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON

     S&T International Distribution Ltd.
-------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                         (a)   [ ]
                                                               (b)    [ ]
-------------------------------------------------------------------------------
3.   SEC USE ONLY
-------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     AF,BK
-------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(D) OR 2(E)                                    [ ]
-------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
-------------------------------------------------------------------------------
                      7. SOLE VOTING POWER

                         NONE
                     .........................................................

NUMBER OF             8. SHARED VOTING POWER

SHARES                   10,000,000 shares of Common Stock.
                     .........................................................
BENEFICIALLY
                      9. SOLE DISPOSITIVE POWER
OWNED BY EACH
                         NONE
REPORTING            .........................................................

PERSON WITH          10. SHARED DISPOSITIVE POWER

                         10,000,000 shares of Common Stock.

................................................................................

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     10,000,000 shares of Common Stock.
................................................................................

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                               [X]
................................................................................
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36.97%
................................................................................

14.  TYPE OF REPORTING PERSON

     CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
           291087203             SCHEDULE 13D
CUSIP No.:

-------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON

     Grande N.A.K.S. Ltd.
-------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                         (a)   [ ]
                                                               (b)    [ ]
-------------------------------------------------------------------------------
3.   SEC USE ONLY
-------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     AF,BK
-------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(D) OR 2(E)                                    [ ]
-------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
-------------------------------------------------------------------------------
                      7. SOLE VOTING POWER

                         NONE
                     .........................................................

NUMBER OF             8. SHARED VOTING POWER

SHARES                   10,000,000 shares of Common Stock.
                     .........................................................
BENEFICIALLY
                      9. SOLE DISPOSITIVE POWER
OWNED BY EACH
                         NONE
REPORTING            .........................................................

PERSON WITH          10. SHARED DISPOSITIVE POWER

                         10,000,000 shares of Common Stock.

................................................................................

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     10,000,000 shares of Common Stock.
................................................................................

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                               [X]
................................................................................
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36.97%
................................................................................

14.  TYPE OF REPORTING PERSON

     CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
           291087203             SCHEDULE 13D
CUSIP No.:

-------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON

     The Grande Hholdings Limited
-------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                         (a)   [ ]
                                                               (b)    [ ]
-------------------------------------------------------------------------------
3.   SEC USE ONLY
-------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     WC,BK
-------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(D) OR 2(E)                                    [ ]
-------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda
-------------------------------------------------------------------------------
                      7. SOLE VOTING POWER

                         NONE
                     .........................................................

NUMBER OF             8. SHARED VOTING POWER

SHARES                   10,317,600 shares of Common Stock.
                     .........................................................
BENEFICIALLY
                      9. SOLE DISPOSITIVE POWER
OWNED BY EACH
                         NONE
REPORTING            .........................................................

PERSON WITH          10. SHARED DISPOSITIVE POWER

                         10,317,600 shares of Common Stock.

................................................................................

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     10,317,600 shares of Common Stock.
................................................................................

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                               [X]
................................................................................
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     38.15%
................................................................................

14.  TYPE OF REPORTING PERSON

     CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
           291087203             SCHEDULE 13D
CUSIP No.:

-------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON

     Christopher Ho Wing On
-------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                         (a)   [ ]
                                                               (c)    [ ]
-------------------------------------------------------------------------------
3.   SEC USE ONLY
-------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     AF,BK
-------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(D) OR 2(E)                                    [ ]
-------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
-------------------------------------------------------------------------------
                      7. SOLE VOTING POWER

                         NONE
                     .........................................................

NUMBER OF             8. SHARED VOTING POWER

SHARES                   10,317,600 shares of Common Stock.
                     .........................................................
BENEFICIALLY
                      9. SOLE DISPOSITIVE POWER
OWNED BY EACH
                         NONE
REPORTING            .........................................................

PERSON WITH          10. SHARED DISPOSITIVE POWER

                         10,317,600 shares of Common Stock.

................................................................................

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     10,317,600 shares of Common Stock.
................................................................................

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                               [X]
................................................................................
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     38.15%
................................................................................

14.  TYPE OF REPORTING PERSON

     IN
-------------------------------------------------------------------------------

          This Amendment No. 1 to Schedule 13D relates to shares of Common Stock (the "Common Stock"), of Emerson Radio Corp. (the "Emerson"). This Amendment No. 1 supplementally amends the initial statement on Schedule 13D, dated December 15, 2005 (the "Initial Statement"), filed by the Reporting Persons (as defined in the Initial Statement). This Amendment No. 1 is being filed by the Reporting Persons to report that the number of Common Stock that the Reporting Persons may be deemed to beneficially own has increased by more than one percent of the current amount of outstanding Common Stock, as disclosed in the Emerson's quarterly report on Form 10-Q filed on February 14, 2006. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.


ITEM 1.     SECURITY AND ISSUER.

         This statement on Schedule 13D/A (the "Statement") relates to the Common Stock of Emerson.

ITEM 2.     IDENTITY AND BACKGROUND.
         This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(1) THE GRANDE HOLDINGS LIMITED ("Grande Holdings") (a Bermuda corporation engaged in manufacturing, sale and distribution of audio, video and other consumer electronics and digital products), the executive offices of which are located at 12th Floor, The Grande Building, 398 Kwun Tong Road, Kowloon, Hong Kong;

(2) GRANDE N.A.K.S. LTD ("N.A.K.S.") (a British Virgin Islands corporation engaged in purchasing, selling or holding of securities or other investments), the executive offices of which are located at 146 Robinson Road, #01-01 Singapore 068909;

(3) S&T INTERNATIONAL DISTRIBUTION LTD ("S&T") (a British Virgin Islands corporation engaged in purchasing, selling or holding of securities or other investments), the executive offices of which are located at 146 Robinson Road, #01-01 Singapore 068909;

(4) CHRISTOPHER HO WING ON. Mr. Ho is a citizen of Canada. Mr. Ho's business address is 146 Robinson Road, #01-01 Singapore 068909. Mr. Ho is the President and Group Chief Executive of Grande Holdings.

         Each of the Reporting Persons is party to that certain Joint Filing Agreement attached hereto as Exhibit 1. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

         As of the date of this Statement, S&T has the direct power to vote and direct the disposition of the 10,000,000 shares of the Issuer's Common Stock held by it (the "Original Shares"). The Grande Group Limited ("GGL") (a Singapore corporation engaged in purchasing, selling or holding of securities or other investments), the executive offices of which are located at 146 Robinson Road, #01-01 Singapore 068909, has the direct power to vote and direct the disposition of 317,600 shares of the Issuer's Common Stock held by it (the "Additional Shares" and together with the Original Shares, the "Shares"). As the sole parent of S&T, N.A.K.S. has the indirect power to vote and dispose of the Original Shares held for the account of S&T. As the sole parent of N.A.K.S. and the sole parent of GGL, Grande Holdings has the indirect power to vote and dispose of the Shares held for the account of S&T and GGL. As the owner of approximately 64% of the share capital of Grande Holdings, Barrican Investments Corporation ("Barrican") has the indirect power to vote and dispose of the Shares held for the account of S&T and GGL. As the sole parent of Barrican, The Grande International Holdings Ltd ("Grande International") has the indirect power to vote and dispose of the Shares held for the account of S&T and GGL. As the sole owner of Grande International, the Ho Family Trust has the indirect power to vote and dispose of the Shares held for the account of S&T and GGL. As the sole beneficiary of the Ho Family Trust, Mr. Ho has the indirect power to vote and dispose of the Shares held for the account of S&T and GGL. In such capacities, Grande Holdings, N.A.K.S. and Mr. Ho may be deemed to be the beneficial owners of the Shares held for the account of S&T and GGL.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Since December 15, 2005 (the date of filing of the Initial Statement), all Common Stock acquired by the Reporting Persons were acquired by GGL. The source of funds for the Additional Shares was the working capital of GGL. The total purchase price for the Additional Shares was approximately $1,006,405. Neither Mr. Ho, Grande Holdings nor N.A.K.S. directly owns any Common Stock.

ITEM 4.     PURPOSE OF TRANSACTION.

         Although the Reporting Persons purchased the Original Shares for investment purposes, they wish to be in a position to exercise greater influence over the management and corporate activities of Emerson, including activities which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Accordingly, depending on prevailing market, economic and other conditions, including in particular the price and availability of shares of Common Stock, the Reporting Persons may seek to acquire control of Emerson through additional share purchases in the open market or privately-negotiated transactions.

         Except as indicated in this Schedule 13D, none of the Reporting Persons or, to the best of their knowledge, any of the other persons identified in response to Item 2, currently has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

         S&T is the record owner of the Original Shares and GGL is the record owner of the Additional Shares. As the sole stockholder of S&T, N.A.K.S. may be deemed to own beneficially the Original Shares. As the sole stockholder of N.A.K.S and GGL, Grande Holdings may be deemed to own beneficially the Shares. Mr. Ho has a beneficial interest in approximately 64% of the capital stock of Grande Holdings. By virtue of such interest and his position with Grande Holdings, Mr. Ho may be deemed to have power to vote and power to dispose of the Shares beneficially held by Grande Holdings.

a. N.A.K.S. and S&T may be deemed to own beneficially 36.97% of the Common Stock of Emerson, which percentage is calculated based upon 27,047,666 shares of Common Stock reported to be outstanding as of February 13, 2006. Grande Holdings and Mr. Ho may be deemed to own beneficially 38.15% of the Common Stock of Emerson. Each of the Reporting Persons, except S&T, disclaims beneficial ownership of the Shares.

b.       Regarding the number of shares as to which such person has:

               i. sole power to vote or to direct the vote: 0 shares for each Reporting Person.

               ii. shared power to vote or to direct the vote: 10,317,600 shares for each Reporting Person.

               iii. sole power to dispose or to direct the disposition: 0 shares for each Reporting Person.

               iv.  shared power to dispose or to direct the disposition:
                    10,317,600 shares for each Reporting Person.

c. Except for the transactions listed on Annex B hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no transactions with respect to the Common Stock since December 15, 2005 (the date of filing of the Initial Statement) by any of the Reporting Persons.

d. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Common Stock beneficially owned by any of the Reporting Persons.

e.       Not Applicable.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1: Joint Filing Agreement, dated March 4, 2006 by and among Grande Holding, N.A.K.S., S&T and Mr. Ho.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 4, 2006




/s/ Christopher Ho Wing On
----------------------------------
CHRISTOPHER HO WING ON



THE GRANDE HOLDINGS LIMITED


By:   /s/ Christopher Ho Wing On
----------------------------------------
Name:   Christopher Ho Wing On
Title:  Director



GRANDE N.A.K.S. LTD.


   By:   /s/ Christopher Ho Wing On
---------------------------------------
 Name:   Christopher Ho Wing On
Title:   Director



S&T INTERNATIONAL DISTRIBUTION LTD.


  By:   /s/ Christopher Ho Wing On
---------------------------------------
Name:   Christopher Ho Wing On
Title:  Director


                                    ANNEX A

                   RECENT TRANSACTIONS IN THE SECURITIES OF
                              EMERSON RADIO CORP.

Transactions for the account of GGL since December 15, 2005.
----------------------------------------------------------------------------------------------------
Date of Transaction           Nature of Transaction         Number of Shares        Price per Share
                              Acquisition (A) or
                              Disposition (D)
----------------------------------------------------------------------------------------------------
     23 Jan 2006                        A                               35,000             US$3.0986
----------------------------------------------------------------------------------------------------
     24 Jan 2006                        A                               40,800             US$3.0983
----------------------------------------------------------------------------------------------------
     25 Jan 2006                        A                               24,200             US$3.0955
----------------------------------------------------------------------------------------------------
     26 Jan 2006                        A                                8,100             US$3.0700
----------------------------------------------------------------------------------------------------
     27 Jan 2006                        A                                8,200             US$3.0945
----------------------------------------------------------------------------------------------------
     30 Jan 2006                        A                               10,000             US$3.1000
----------------------------------------------------------------------------------------------------
     31 Jan 2006                        A                               10,400             US$3.0988
----------------------------------------------------------------------------------------------------
     01 Feb 2006                        A                                2,400             US$3.1000
----------------------------------------------------------------------------------------------------
     02 Feb 2006                        A                                1,000             US$3.1000
----------------------------------------------------------------------------------------------------
     03 Feb 2006                        A                               13,000             US$3.1454
----------------------------------------------------------------------------------------------------
     06 Feb 2006                        A                               26,900             US$3.2000
----------------------------------------------------------------------------------------------------
     08 Feb 2006                        A                               12,000             US$3.2533
----------------------------------------------------------------------------------------------------
     09 Feb 2006                        A                               16,400             US$3.2673
----------------------------------------------------------------------------------------------------
     10 Feb 2006                        A                               10,000             US$3.3000
----------------------------------------------------------------------------------------------------
     14 Feb 2006                        A                               30,000             US$3.3000
----------------------------------------------------------------------------------------------------
     15 Feb 2006                        A                               11,600             US$3.1000
----------------------------------------------------------------------------------------------------
     28 Feb 2006                        A                               14,700             US$3.2340
----------------------------------------------------------------------------------------------------
      1 Mar 2006                        A                                5,000             US$3.2500
----------------------------------------------------------------------------------------------------
      2 Mar 2006                        A                               20,000             US$3.2000
----------------------------------------------------------------------------------------------------
      3 Mar 2006                        A                               10,600             US$3.2000
----------------------------------------------------------------------------------------------------
      6 Mar 2006                        A                                7,300             US$3.2000
----------------------------------------------------------------------------------------------------


                                   Exhibit 1

                            JOINT FILING AGREEMENT

            In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D/A dated March 4, 2006 (including amendments thereto) with respect to the Common Stock of Emerson Radio Corp. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: March 4, 2006


/s/ Christopher Ho Wing On
  ----------------------------------------
  CHRISTOPHER HO WING ON


 THE GRANDE HOLDINGS LIMITED


     By:   /s/ Christopher Ho Wing On
  ----------------------------------------
  Name:   Christopher Ho Wing On
  Title:  Director


 GRANDE N.A.K.S. LTD


     By:   /s/ Christopher Ho Wing On
  ----------------------------------------
  Name:   Christopher Ho Wing On
  Title:  Director


S&T INTERNATIONAL DISTRIBUTION LTD


     By:   /s/ Christopher Ho Wing On
  ----------------------------------------
  Name:   Christopher Ho Wing On
  Title:  Director


                                      11